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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER 33-49261

                                                                    CUSIP NUMBER

(Check One):

         [x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: 12/31/98

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: TRANSITION AUTO FINANCE II, INC.

Former Name if Applicable: None

Address of Principal Executive Office (Street and Number):

5422 Alpha Road,
Suite 100

City, State and Zip Code:  Dallas, Texas 75240



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                                     PART II
                             RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

                           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                           (b) The subject annual report, semi-annual report, transtion report on Form 10-K,
   [X] 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The audit of the financial statements of Transition Auto Finance II, Inc. (the "Registrant") will not be completed by March 31, 1999, the last day for a timely filing of its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, pursuant to Rule 0-3 of the General Rules and Regulations under the Securities Exchange Act of 1934.

On January 28, 1999, the Registrant engaged the firm of Sprouse & Winn, L.L.P. as the principal accountants to audit the Registrant's financial statements for the fiscal year ended December 31, 1998.

As a result of (i) the date on which Sprouse & Winn, L.L.P. were retained by the Registrant; (ii) the extensive amount of time necessary for Sprouse & Winn, L.L.P. to gather data for permanent audit files, review the working papers, review the accounting records and internal controls, plan the appropriate audit procedures and the scope thereof, and perform the appropriate audit tests in connection with the financial statements for the Registrant's fiscal year ended December 31, 1998 for inclusion in the Annual Report on Form 10-KSB; and (iii) the time necessary to ascertain that the other information required by the Annual Report on Form 10-KSB will be in conformity with the audited financial statements, the Registrant is not in a position to file the Annual Report on Form 10-KSB by March 31, 1999.(Attach Extra Sheets if Needed)

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kenneth C. Lowe              (972)               404-0042
         (Name)                       (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No
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 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Transition Auto Finance II, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 1999                   By: /s/ Kenneth C. Lowe
                                           Kenneth C. Lowe, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T


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                                  EXHIBIT 99.1

Sprouse & Winn, L.L.P.
Accountants & Consultants

Lester Sprouse
John M. Winn

March 30, 1998
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



Gentlemen:

We were retained by Transition Auto Finance II, Inc. on January 28, 1999, as independent certified public accountants to report on the financial statements at December 31, 1998 and for the fiscal year then ended. We have endeavored, with the full cooperation of the company, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Due to the extensive amount of time necessary to gather data for audit files, review the accounting records and internal controls, plan the appropriate audit procedures and scope thereof, and perform the appropriate audit tests, we will not have sufficient time to complete our examination by March 31, 1999, which is the required filing date for the company's annual report.


                          Very truly yours,

                          /s/ SPROUSE & WINN, L.L.P.

                          Lester Sprouse CPA

LFS:tmh

                 515 Congress Avenue, Suite 1212 Austin, Texas
                       (512) 476-0717 Fax (512) 476-0462